Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE
MONTHS ENDED MARCH 31, 2021

CONTENTS

1	First Quarter 2021 Highlights
2	Business Overview and Strategy
3	Business Developments
4	Outlook
5	Financial and Operating Highlights
6	Results of Operations
7	Exploration and Development
8	Mineral Reserves and Mineral Resources
9	Financial Results
10	Liquidity and Capital Resources
11	Financial Instruments
12	Risks and Uncertainties
13	Non-GAAP Financial Measures
14	Critical Accounting Policies and Estimates
15	Internal Control over Financial Reporting and Disclosure Controls and Procedures
16	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("SSR Mining", or the "Company") for the three months ended March 31, 2021, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS", or "GAAP"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars ("USD") except where otherwise indicated. This MD&A has been prepared as of May 4, 2021, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021.

Additional information, including the Company's most recent Annual Information Form and Annual Report on Form 40-F, is available on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov and on the ASX at www.asx.com.au.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 16 herein. The Company uses certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section

13. The Company uses Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC, as set out in the cautionary note contained in Section 16.

On September 16, 2020, the Company acquired all of the issued and outstanding shares of Alacer Gold Corp. (“Alacer”). The Company began consolidating the operating results, cash flows and net assets of Alacer from September 16, 2020, and the results in this MD&A reflect such consolidation.

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1.	FIRST QUARTER 2021 HIGHLIGHTS

•	Robust quarterly operating performance across all four operations: Delivered first quarter production of 196,094 gold equivalent ounces at AISC of $1,004 per gold equivalent ounce, on track to meet full-year guidance ranges.

•	Strong financial performance: Generated cash flows from operating activities of $145.2 million and free cash flow of $76.6 million in the first quarter.(1) Reported first quarter attributable net income of $53.0 million, or $0.24 per share, and adjusted attributable net income of $102.4 million, or $0.47 per share.(1)

•	Maintained strong, peer-leading balance sheet: Cash and cash equivalents and consolidated cash balances remained strong at quarter end, increasing to $866.0 million and $901.6 million, following $49.1 million in dividend payments to equity shareholders and to Çöpler's non-controlling interest, while also reducing debt balances $17.5 million during the quarter.

•	Capital allocation framework in place: The Board declared the first quarterly cash dividend of $0.05 per share on February 17, 2021. Subsequent to the quarter-end, the Company announced that it has received acceptance from the Toronto Stock Exchange, to initiate a Normal Course Issuer Bid permitting SSR Mining to purchase for cancellation up to 10,000,000 common shares of the Company, representing 4.5% of SSR Mining’s total issued and outstanding common shares.

•	Released year-end 2020 Mineral Reserves and Resources: Gold Mineral Reserves increased 5% to 8.0 million ounces (9.0 million gold-equivalent ounces), while gold Measured and Indicated Mineral Resources increased 14% to 15.0 million ounces (27.0 million gold-equivalent ounces).

•	Delivered integrated sustainability report: On March 30, 2021, the Company published its third annual ESG and Sustainability Report, and its first since the merger with Alacer. The ESG report included a commitment to net zero greenhouse emissions by 2050.

•	Çöpler delivered strong margins and progressed growth initiatives: Delivered gold production of 78,478 ounces in the first quarter. Reported AISC of $743 per ounce in the first quarter, generating robust margins.(1) Çöpler flotation plant commissioning and ramp-up remain on schedule for mid-year 2021.

•	Marigold had record material movement and the Mineral Resource grew: Delivered gold production of 67,936 ounces for the first quarter as the mine moved a record 23.8 million tonnes of material. The record movement was achieved despite a 35 day scheduled maintenance shutdown of the largest shovel. Indicated Mineral Resources increased by 9% for a total of 5.4 million ounces of gold compared to 4.9 million ounces at year-end 2019. Mineral Resources increased at Mackay, Red Dot, New Millennium, Crossfire and Valmy.

•	Seabee continues to deliver, Mineral Reserves were replaced and the land position more than doubled: Produced 23,735 ounces of gold in-line with the full-year mine plan. In the first quarter of 2021, Seabee exercised its option to acquire an additional 20% interest in the Fisher property, bringing its joint venture interest to 80%. Despite a limited exploration program due to COVID-19, Seabee largely replaced Mineral Reserves for the year.

•	Puna generated robust margins: Produced 1.8 million ounces of silver at cash costs of $9.41 per ounce in the first quarter and AISC of $13.98 per ounce. Puna revenue increased by 92% in the first quarter of 2021 compared to the first quarter of 2020, due to a 49% increase in the average realized silver price.(1)

(1)	SSR Mining reports the non-GAAP financial measures of all-in sustaining costs ("AISC") per ounce of gold, silver and gold equivalent sold, adjusted attributable net income, adjusted attributable net income per share, free cash flow and consolidated cash to manage and evaluate the Company's operating performance. See “Non-GAAP Financial Measures” in Section 13.

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2.   BUSINESS OVERVIEW AND STRATEGY

Business Overview

SSR Mining is an intermediate precious metals mining company with four producing assets located in the USA, Turkey, Canada and Argentina. The Company's assets primarily produce gold and also silver, lead and zinc concentrates. The production sites and a global pipeline of high-quality development and exploration assets located in the USA, Turkey, Canada, Mexico and Peru form a diversified portfolio of high-margin, long-life assets along several of the world's most prolific metal districts.

The Company has an experienced leadership team with a proven track record of delivery and value creation. Across the organization, the Company has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach and flotation), with a robust commitment to health, safety, community engagement and environmental management.

The Company has a strong balance sheet, with $901.6 million in consolidated cash(1) as at March 31, 2021, to support its growth pipeline. The Company intends to leverage its balance sheet strength and proven track record of free cash flow generation to fund growth across the portfolio and facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the Toronto Stock Exchange and Nasdaq Global Select Market (NASDAQ) and SSR on the Australian Securities Exchange.

Strategy

The Company's focus is on safe, sustainable, and profitable gold and silver production at its Çöpler Gold Mine ("Çöpler"), Marigold Mine ("Marigold"), Seabee Gold Operation ("Seabee"), and Puna Operations ("Puna"). SSR Mining is committed to delivering safe production with an emphasis on Operational Excellence. The Company is also focused on growing production and Mineral Reserves through exploration and asset acquisition for accretive growth.

Sustainability is a key priority for all stakeholders, whether they are local communities, local and national governments, the Company's shareholders or its employees. SSR Mining recognizes that people and the environment are central to its success and the Company is committed to safeguarding them by implementing the highest standards of sustainability, as well as the necessary plans, procedures, metrics and targets to meet the Company's commitments.

SSR Mining's four producing assets are described below:

Çöpler Gold Mine, Turkey

Çöpler, 80% owned by SSR Mining, is an open pit gold mine located along the Tethyan belt in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast of Istanbul and 550 kilometers east of Ankara. Çöpler contains oxide and sulfide ores which are mined concurrently and processed through its two processing plants using heap leach and pressure oxidation processing, respectively, to produce gold doré bars. Çöpler and nearby tenements are positioned on a land package of approximately 25,800 hectares.

Marigold Mine, USA

Marigold is an open pit gold mine located along the Battle Mountain-Eureka Trend in Nevada, USA. Marigold is a run-of-mine heap leach operation, moving more than 200,000 tonnes of material per day, and producing gold doré bars. Marigold is positioned on a land package of approximately 20,000 hectares.

Seabee Gold Operation, Canada

Seabee is an underground gold mine located along the Trans-Hudson Corridor in east-central Saskatchewan, Canada. Seabee processes ore through its processing plant using gravity concentration and cyanide leaching to produce gold doré bars. Seabee is positioned on a land package of approximately 60,000 hectares, including the 80% owned Fisher property.

(1) SSR Mining reports the non-GAAP financial measure of consolidated cash to supplement information in the Company's consolidated financial statements. See “Non-GAAP Financial Measures” in Section 13.

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2.   BUSINESS OVERVIEW AND STRATEGY (continued)

Puna Operations, Argentina

Puna is an open pit silver-lead-zinc mine located along the Bolivian silver belt in northern Argentina in the Province of Jujuy. Puna processes ore mined from the Chinchillas mine through its Pirquitas mill, using flotation processing to produce silver-lead and zinc concentrates.

3.	BUSINESS DEVELOPMENTS

COVID-19 Response and Impact on Operations

During the three months ended March 31, 2021, the COVID-19 pandemic continued to impact global economic and financial markets, disrupting global supply chains and workforce participation. Many industries and businesses, including SSR Mining, continue to be impacted by the COVID-19 pandemic and face operating challenges associated with the regulations and guidelines resulting from efforts to contain COVID-19.

The Company continues to restrict all non-essential travel and manage the contacts of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with most employees working remotely.

The Company's mine sites remain operational with carefully managed COVID-19 based restrictions designed to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. In Turkey, COVID-19 continues to slow government processes including permitting, with considerable effort being expended to attain permits and land access for continued growth and operations.

Payment of Dividends

On February 17, 2021, the Company announced that its Board of Directors declared its inaugural quarterly cash dividend of $0.05 per common share, payable on March 31, 2021 to holders of record at the close of business on March 5, 2021. The Company paid its inaugural dividend of $0.05 per common share, totaling $11 million, on March 31, 2021.

Subsequent to March 31, 2021, the Board of Directors declared a quarterly cash dividend of $0.05 per common share, payable on June 14, 2021 to holders of record at the close of business on May 17, 2021.

Appointment of New Chief Financial Officer

On February 26, 2021, the Company announced the appointment of Ms. Alison White as Executive Vice President, Chief Financial Officer. Ms. White joined the Company from Newmont Corporation at the end of March 2021.

ESG and Sustainability Report

On March 30, 2021, the Company published its third annual ESG and Sustainability Report, and its first since the merger with Alacer. The highlights of the Sustainability Report include:

•	Amalgamation of best practices from across the business to develop an integrated Environment, Health, Safety and Sustainability ("EHSS") management system.
•	New suite of sustainability policies released to align with leading industry practices.
•	Commitment to establishing an action plan to achieve net zero greenhouse gas emissions by 2050.
•	Improved disclosures on climate and water management by responding to Carbon Disclosure Project ("CDP"), and by aligning our reporting with the requirements of the Taskforce on Climate-related Financial Disclosures ("TCFD").
•	Focus on Diversity, Equity and Inclusion with an updated and broadened Diversity Policy and strategic planning.

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3.   BUSINESS DEVELOPMENTS (continued)

Normal Course Issuer Bid

On April 16, 2021, the Company received approval of its Notice of Intention to Make a Normal Course Issuer Bid (the "NCIB") to purchase its common shares through the facilities of the Toronto Stock Exchange, the NASDAQ or other Canadian and United States market places. All shares will be canceled upon purchase. Pursuant to the NCIB, the Company intends to purchase up to 10,000,000 common shares over a twelve month period commencing on April 21, 2021. The NCIB will expire no later than April 20, 2022.

4.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2021. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward- looking statements contained in Section 16. Cash costs and AISC per ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 16.

The Company's guidance is unchanged from that reported on January 19, 2021. For the full year 2021, the Company expects:

Operating Guidance (100%) (1)		Çöpler (2)	Marigold	Seabee	Puna	Other	Consolidated
Gold Production	koz	310 - 340	235 - 265	95 - 105	—	—	640 - 710
Silver Production	Moz	—	—	—	6.0 - 7.0	—	6.0 - 7.0
Gold Equivalent Production	koz	310 - 340	235 - 265	95 - 105	80 - 90	—	720 - 800
Cash Cost per Ounce (3)	$/oz	550 - 600	810 - 860	525 - 575	10.00 - 11.50	—	660 - 715
Sustaining Capital Expenditures (4)	$M	52	53	11	19	—	135
Capitalized Stripping / Capitalized Development	$M	9	47	19	13	—	88
Sustaining Exploration Expenditures	$M	2	7	1	1	—	11
General & Administrative (5)	$M	—	—	—	—	30 - 35	30 - 35
Share-based Compensation (5)	$M	—	—	—	—	15 - 20	15 - 20
All-In Sustaining Cost per Ounce (3)	$/oz	760 - 810	1,250 - 1,290	860 - 910	16.00 - 17.50	—	1,050 - 1,110
Growth Capital Expenditures	$M	26	—	7	—	—	33
Growth Exploration and Development Expenditures (6)	$M	31	11	7	—	5	54
Total Growth Capital	$M	57	11	14	—	5	87

(1)	Figures may not add due to rounding.
(2)	Figures are reported on a 100% basis. Çöpler is 80% owned by SSR Mining.
(3)	SSR Mining reports the non-GAAP financial measures of cash costs and AISC per ounce of gold and silver sold to manage and evaluate operating performance at Çöpler, Marigold, Seabee and Puna. Refer to Section 13 "Non-GAAP Financial Measures".
(4)	Excludes sustaining exploration expenditures. Includes $9.5 million oxygen plant lease payment at Çöpler.
(5)	General and administrative expenses exclude share-based compensation, which is reported separately.
(6)	Growth exploration and development expenditures are shown on a 100% basis, of which SSR Mining's attributable amount totals $46 million.
(7)	All figures in U.S. dollars, unless otherwise noted. Gold equivalent figures for 2021 operating guidance are based on a gold-to-silver ratio of 76:1. Cash costs and capital expenditures guidance is based on an oil price of $45 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar and 7.5 Turkish lira to one U.S. dollar.

The Company continues to expect free cash flow generation in 2021 to be approximately 75% weighted to the second half of the year due to the timing of the ramp-up and commissioning of the flotation circuit at Çöpler, timing of capital expenditures across all sites, working capital seasonality at Seabee, and tax and royalty payments that are paid in the first half of the year.

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4.   OUTLOOK (continued)

Capital Returns

The Company's capital allocation strategy is multi-faceted and includes balancing investment in high-return growth, maintaining peer leading financial strength, and providing sustainable capital returns to shareholders.

In recognition of SSR Mining's position as a leading and sustainable free cash flow generator in the gold sector, it is the Company's intention to return excess attributable free cash flow to shareholders through a multi-tiered capital return structure. While a recurring quarterly dividend is expected to be the primary method of capital return, the Company will periodically evaluate supplementing this dividend from excess attributable free cash flow in the form of incremental dividends and/or share buyback programs.

On March 31, 2021, the Company paid its inaugural quarterly dividend payment of $0.05 per common share to shareholders of record on March 5, 2021. The declaration and payment of future dividends will be at the discretion of the Board of Directors and will be made based on the Company’s financial position and other factors relevant at the time.

Pursuant to the approval of the NCIB received on April 16, 2021, the Company intends to purchase and cancel up to 10,000,000 of common shares through April 2022 (refer to Section 3).

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5.	FINANCIAL AND OPERATING HIGHLIGHTS

A summary of the Company's consolidated financial and operating results for the three months ended March 31, 2021 and 2020 are presented below:

(in thousands of US dollars, except per share data)	Three months ended March 31,
	2021	2020
Financial Results
Revenue	$366,484	$164,463
Income from mine operations	$147,820	$44,783
Gross margin (2)	40%	27%
Operating income	$128,013	$34,766
Net income	$59,762	$23,976
Net income attributable to equity holders of SSR Mining	$52,980	$23,976
Basic attributable net income per share	$0.24	$0.19
Adjusted attributable net income (1)	$102,378	$24,026
Adjusted basic attributable net income per share (1)	$0.47	$0.19

Cash generated by operating activities	$145,221	$64,136
Cash used in investing activities	$(68,053)	$(49,361)
Cash used in financing activities	$(71,788)	$(119,447)

Operating Results
Gold produced (oz)	170,149	87,968
Gold sold (oz)	173,370	85,742
Silver produced ('000 oz)	1,792	1,770
Silver sold ('000 oz)	2,038	1,834
Lead produced ('000 lb) (4)	6,164	5,536
Lead sold ('000 lb) (4)	6,432	6,407
Zinc produced ('000 lb) (4)	3,079	1,821
Zinc sold ('000 lb) (4)	956	2,166

Gold equivalent produced (oz) (5)	196,094	107,331
Gold equivalent sold (oz) (5)	201,494	104,715

Average realized gold price ($/oz sold)	$1,798	$1,597
Average realized silver price ($/oz sold)	$26.02	$17.47

Cash cost per gold equivalent ounce sold (1, 5)	$665	$824
AISC per gold equivalent ounce sold (1, 5)	$1,004	$1,261

Financial Position	March 31, 2021	December 31, 2020
Cash and cash equivalents	$866,029	$860,637
Current assets	$1,438,393	$1,424,522
Total assets	$5,273,127	$5,244,986
Current liabilities	$238,404	$248,933
Total liabilities	$1,308,124	$1,305,083
Working capital (3)	$1,199,989	$1,175,589

(1)	The Company reports non-GAAP financial measures including adjusted attributable net income, adjusted basic attributable net income per share, cash costs and AISC per ounce sold to manage and evaluate its operating performance at its mines. See "Non-GAAP Financial Measures" in Section 13.
(2)	Gross margin is defined as income from mine operations divided by revenue.
(3)	Working capital is defined as current assets less current liabilities.
(4)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(5)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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6.	RESULTS OF OPERATIONS

Çöpler, Turkey

(amounts presented on 100% basis)

	Three months ended March 31
Operating Data	2021	2020 (1)	Change
Gold produced - oxide (oz)	24,745	25,063	(1)%
Gold produced - sulfide (oz)	53,733	62,800	(14)%
Total gold produced (oz)	78,478	87,863	(11)%
Gold sold (oz)	82,502	89,604	(8)%

Ore mined - oxide (kt)	818	542	51%
Ore mined - sulfide (kt)	2,189	4	N/M
Total material mined (kt)	6,689	5,289	26%
Waste removed (kt)	3,683	4,743	(22)%
Strip ratio	1.2	8.7	(86)%

Ore stacked - oxide (kt)	941	539	75%
Gold grade stacked - oxide (g/t)	1.29	1.31	(2)%

Ore processed - sulfide (kt)	580	497	17%
Gold grade processed - sulfide (g/t)	3.32	4.04	(18)%
Gold recovery - sulfide (%)	90.8	92.0	(1)%

Average realized gold price ($/oz sold)	$1,811	$1,588	14%

Cash costs ($/oz gold sold) (2, 3)	$580	$586	(1)%
AISC ($/oz gold sold) (2, 3)	$743	$700	6%

Financial Data ($000s)
Revenue	$151,522	N/A	N/A
Production costs	$66,028	N/A	N/A
Depletion and depreciation	$31,072	N/A	N/A
Income from mine operations	$54,422	N/A	N/A
Exploration and evaluation expenses	$2,840	N/A	N/A
Capital expenditures	$13,918	N/A	N/A

(1)	The operating data presented in this column includes operating results for Çöpler for the three months ended March 31, 2020. As the Company was not entitled to the economic benefits of Çöpler prior to the acquisition, financial data for the periods prior to September 16, 2020 are not provided.
(2)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Çöpler. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.
(3)	Cash costs and AISC per ounce of gold sold exclude the impact of any fair value adjustment on acquired inventories as at the date of the Company's acquisition of Alacer.

First Quarter 2021 Operating and Financial Results

Production

Production at Çöpler was better than planned for the first quarter of 2021. Çöpler produced 78,478 ounces of gold, which included 24,745 ounces of gold production from the Çöpler oxide plant and 53,733 ounces of gold production from the sulfide plant. The scheduled 14 day shutdown of autoclave number 1 was delayed from late March and subsequently completed between April 5 and April 19, 2021.

For the three months ended March 31, 2021, oxide ore tonnes mined were 0.8 million, in-line with the mine plan. The oxide ore mined grade was 1.36 g/t. Sulfide ore tonnes mined were 2.2 million, and the total waste tonnes mined were 3.7 million, in-line with the mine plan.

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For the three months ended March 31, 2021, the sulfide plant treated 0.6 million tonnes of sulfide ore. The sulfide plant continued to operate efficiently above design throughput of 245 dry tonnes per hour ("dtph"), averaging 279 dtph through the autoclaves for the first quarter of 2021. Plant gold recovery averaged 91% for the three months ended March 31, 2021. Recovery improvement projects planned for the first quarter of 2021 have been delayed due to international COVID restrictions but remain a focus for the second quarter of 2021.

The commissioning of the flotation circuit remains on schedule, with commissioning expected in June 2021 and in operation beginning in July 2021. Steel structures, platforms, walkways, and pipe racks were completed in March and equipment installation and electrical and control systems work started on schedule.

The impact of COVID-19 was limited during the first quarter of 2021 as teams have managed roster breaks, leave and quarantine requirements to maintain adequate staffing numbers.

Revenue

Revenue for the first quarter of 2021 was $151.5 million as 82,502 ounces of gold were sold at an average realized gold price of $1,811 per ounce.

Gold ounces sold in the first quarter of 2021 were higher than production due to the timing of gold pours at December 31, 2020.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

Unit operating costs remained stable and were slightly below plan. The impact of fair value adjustments on acquired inventories and mineral interests are reflected in production costs and depletion and depreciation, respectively. These impacts have been removed in the calculation of cash costs and AISC per ounce of gold sold (refer to Section 13).

In the first quarter of 2021, cash costs per ounce of gold sold were $580. Cash costs were impacted by the timing of a maintenance shutdown which was rescheduled from March to April 2021. AISC per ounce of gold sold was $743, which was impacted by lower cash costs and capital expenditures compared to plan. Construction of the tailings storage facility phases 3 and 4 is advancing ahead of operational requirements using stockpiled material from 2020.

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Marigold, USA

	Three months ended March 31,
Operating Data	2021	2020	Change
Gold produced (oz)	67,936	58,448	16%
Gold sold (oz)	65,090	58,028	12%

Total material mined (kt)	23,763	20,259	17%
Waste removed (kt)	18,051	15,255	18%
Total ore stacked (kt)	5,711	5,004	14%
Gold stacked grade (g/t)	0.41	0.30	37%
Strip ratio	3.2	3.0	7%

Average realized gold price ($/oz sold)	$1,787	$1,588	13%

Cash costs ($/oz gold sold) (1)	$796	$824	(3)%
AISC ($/oz gold sold) (1)	$1,276	$1,266	1%

Financial Data ($000s)
Revenue	$115,973	$92,081	26%
Production costs	$51,955	$47,771	9%
Depletion and depreciation	$14,293	$11,853	21%
Income from mine operations	$49,725	$32,457	53%
Exploration and evaluation expenses	$407	$732	(44)%
Capital expenditures	$30,694	$25,196	22%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Marigold. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

First Quarter 2021 Operating and Financial Results

Production

In the first quarter of 2021, 23.8 million tonnes of material were mined, a 17% increase compared to the first quarter of 2020. The increases are attributable to shorter haulage cycles, coupled with stronger haul truck utilization and increased loading fleet capacities.

During the first quarter of 2021, 5.7 million tonnes of ore was stacked at a gold grade of 0.41 g/t. This compares to

5.0 million tonnes of ore stacked at a gold grade of 0.30 g/t in the first quarter of 2020. The higher grades delivered in the first quarter of 2021 as compared to the first quarter 2020 are associated with the planned mining of the higher-grade portions of Mackay 4, Mackay 6 and Mackay 8. In the first quarter of 2020, mining activities focused on the lower grade portions of Mackay 4 and stripping of Mackay 6 and Mackay 8.

Marigold produced 67,936 ounces of gold, an increase of 16% compared to the first quarter of 2020. Given the current high stack elevation on the leach pad, a significant portion of production within the first quarter is tied to ounce placement from the previous quarter.

Revenue

Revenue increased by 26% to $116.0 million in the first quarter of 2021 compared to the first quarter of 2020, due to a 13% increase in the average realized gold price and 12% more ounces sold.

Gold ounces sold in the first quarter were lower than production due to the timing of gold pours at March 31, 2021.

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Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

Cash costs per ounce of gold sold for the first quarter of 2021 were $796, a 3% decrease compared to the first quarter of 2020, primarily due to lower unit costs coming out of inventory, partially offset by higher unit royalty costs due to higher gold prices.

In the first quarter of 2021, AISC per ounce of gold sold was $1,276, in-line with the first quarter of 2020. Higher capital expenditures were partially offset by lower cash costs. Capital expenditures were higher in the first quarter of 2021 due to the purchase of two haul trucks in 2021 compared to one haul truck in 2020.

Seabee, Canada

	Three months ended March 31,
Operating Data	2021	2020	Change
Gold produced (oz)	23,735	29,521	(20)%
Gold sold (oz)	25,778	27,714	(7)%

Total ore milled (t)	89,644	89,282	—%
Ore milled per day (t/day)	966	981	(2)%
Gold mill feed grade (g/t)	8.45	10.34	(18)%
Gold recovery (%)	98.3	98.1	—%

Average realized gold price ($/oz sold)	$1,780	$1,615	10%

Cash costs ($/oz sold) (1)	$623	$544	15%
AISC ($/oz sold) (1)	$1,116	$975	14%

Financial Data ($000s)
Revenue	$45,707	$44,697	2%
Production costs	$16,742	$15,048	11%
Depletion and depreciation	$9,622	$9,918	(3)%
Income from mine operations	$19,343	$19,731	(2)%
Exploration and evaluation expenses	$2,795	$2,437	15%
Capital expenditures	$12,895	$12,094	7%

(1)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of gold sold to manage and evaluate operating performance at Seabee. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

First Quarter 2021 Operating and Financial Results

Production

During the first quarter of 2021, production was in-line with plan. Seabee produced 23,735 ounces of gold, a 20% decrease compared to the first quarter of 2020. Mill feed grade was 8.45 g/t gold during the first quarter of 2021, an 18% decrease compared to the first quarter of 2020, due to mining in lower productivity areas, as planned.

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Revenue

Revenue increased by 2% in the first quarter of 2021 compared to the first quarter of 2020 as a result of an average 10% increase in the realized gold price, offset partially by a 7% decrease in gold ounces sold.

Gold ounces sold in the first quarter of 2021 were higher than production due to the timing of shipments of gold on carbon fines and inventory from the gold pour on December 31, 2020.

Operating Costs

Cash costs and AISC per ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the first quarter of 2021, cash costs per ounce of gold sold were $623, a 15% increase compared to the first quarter of 2020, due to higher costs for mine operating supplies and services, COVID-19 mitigation measures and less gold sold.

In the first quarter of 2021, AISC per ounce of gold sold was $1,116, a 14% increase compared to the first quarter of 2020, due to higher cash costs. Capital expenditures in the first quarter of 2021 related mainly to the replacement of drilling and haulage equipment.

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Puna, Argentina

	Three months ended March 31,
Operating Data	2021	2020	Change
Silver produced ('000 oz)	1,792	1,770	1%
Silver sold ('000 oz)	2,038	1,834	11%
Lead produced ('000 lb) (1)	6,164	5,536	11%
Lead sold ('000 lb) (1)	6,432	6,407	—%
Zinc produced ('000 lb) (1)	3,079	1,821	69%
Zinc sold ('000 lb) (1)	956	2,166	(56)%

Total material mined (kt)	2,234	1,953	14%
Waste removed (kt)	1,994	1,674	19%
Strip ratio	8.3	6.0	38%

Ore milled (kt)	383	340	13%
Silver mill feed grade (g/t)	154	170	(9)%
Lead mill feed grade (%)	0.83	0.81	2%
Zinc mill feed grade (%)	0.61	0.44	39%
Silver recovery (%)	94.6	95.3	(1)%
Lead recovery (%)	87.8	91.4	(4)%
Zinc recovery (%)	59.4	55.0	8%

Average realized silver price ($/oz)	$26.02	$17.47	49%

Cash costs ($/oz silver sold) (2)	$9.41	$13.49	(30)%
AISC ($/oz silver sold) (2)	$13.98	$16.52	(15)%

Financial Data ($000s)
Revenue	$53,282	$27,685	92%
Production costs	$22,767	$28,226	(19)%
Depreciation and depletion	$6,185	$6,864	(10)%
Income (loss) from mine operations	$24,330	$(7,405)	429%
Exploration, evaluation and reclamation expense	$19	$150	(87)%
Capital expenditures	$7,193	$4,822	49%

(1)	Data for lead production and sales relate only to lead in lead concentrate. Data for zinc production and sales relate only to zinc in zinc concentrate.
(2)	The Company reports the non-GAAP financial measures of cash costs and AISC per ounce of silver sold to manage and evaluate operating performance at Puna. For further information, please refer to “Non-GAAP Financial Measures” in Section 13.

First Quarter 2021 Operating and Financial Results

Production

During the first quarter of 2021, Puna produced 1.8 million ounces of silver, a 1% increase compared to the first quarter of 2020, due to higher tonnage milled at lower grades. Lead and zinc production increased 11% and 69% respectively, due to higher metal feed grades, with a significant increase in zinc recovery due to grinding circuit improvements. Ore milled was 0.4 million tonnes, a 13% increase compared to the first quarter of 2020 due to an increase in throughput and shorter shutdowns for scheduled maintenance. Processed ore contained an average silver grade of 154 g/t, a 9% decrease compared to the first quarter of 2020, which was generally in-line with the mine plan. The mill averaged approximately 4,511 tonnes per day during the first quarter of 2021, demonstrating steady improved plant performance.

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Revenue

Revenue increased by 92% in the first quarter of 2021 compared to the first quarter of 2020, due to a 49% increase in the average realized silver price and an 11% increase in silver ounces sold. Silver ounces sold in the first quarter of 2021 were higher than production due to the timing of concentrate shipments at December 31, 2020.

Operating Costs

Cash costs and AISC per ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 13.

In the first quarter of 2021, cash costs per ounce of silver sold were $9.41, a decrease of 30% compared to the first quarter of 2020 due to lower costs and higher silver sales. In addition, during 2021, no inventory write-downs to net realizable value occurred in the first quarter as compared to the first quarter of 2020, where lower silver prices drove a $7.2 million write-down.

AISC per ounce of silver sold was $13.98, a decrease of 15% compared to the first quarter of 2020 due to the lower cash costs and higher sales, partially offset by higher capital expenditures, driven by higher stripping activity during the first quarter of 2021.

7.	EXPLORATION AND DEVELOPMENT

The Company holds a portfolio of prospective exploration tenures across Turkey, the USA, Canada, Mexico and Peru both near or adjacent to the existing operations (near-mine) and greenfield standalone prospects. The Company continues exploring both near-mine and greenfield prospects with a focus on the near-mine targets. Near- mine expansion projects can leverage existing mine infrastructure and capability to generate lower cost, faster development opportunities.

Çöpler District Exploration

A primary focus in the Çöpler District is to fast-track exploration of oxide ore to take advantage of spare oxide plant capacity. Exploration expenditures in 2021 are estimated at $33 million, with a primary focus on Ardich Mineral Resource expansion and conversion, Çöpler Saddle, Mavialtin, C2 copper-gold exploration, and Çöpler District Master Plan 2020 ("CDMP20") development. The 2021 program is planning to employ 7 core drill rigs within the Ardich area and 3 core drill rigs within the Çöpler area.

In the first quarter of 2021, the drilling campaign recommenced for Çöpler, including the Saddle target and Ardich. During the first quarter of 2021, the Company completed 4,266 meters of core drilling in Ardich and 988 meters of core drilling in Çöpler, in line with the 2021 drilling program planned rates and target areas.

The Çöpler in-pit oxide ore generation program is ongoing in three target areas to determine further mineralization at the current pit boundaries, with additional infill drilling completed in the Manganese pit area during the quarter. The drill program also focused on step-out potential of the untested zones located around the western part of the main pit for the copper exploration. Drilling at the Saddle has commenced to confirm the strike and extent of the mineralization. The study team at C2 are evaluating options to leverage value from the copper mineralization.

During the first quarter of 2021, drilling in Ardich was a combination of infill and step-out drilling in the Main, West and Southwest areas where the resource is open for further extended mineralization. First assay results of the Ardich 2021 drilling campaign are promising and consistent with previous drilling results.

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7. EXPLORATION AND DEVELOPMENT (continued)

Figure A: Çöpler including the Saddle target drilling locations for 2021 drill program

Marigold Exploration

Total exploration expenditures at Marigold in 2021 are estimated at $18 million, targeting oxide Mineral Resource additions and conversion at Mackay, Valmy, New Millennium, and Trenton Canyon. Growth exploration expenditures also include studies and test work at Trenton Canyon and Buffalo Valley. Figure C indicates the target zones for the Marigold property 2021 drilling program.

In the first quarter of 2021, Marigold exploration drilled 24,464 meters, primarily in the Mackay North and New Millennium areas. The objective of Mackay North drilling is to increase the confidence of the estimated gold values in areas with widely spaced drilling. This work also included two HQ core holes in the H1 area for metallurgical purposes. Drilling in the New Millennium area focused on East Basalt, but included drill holes in Section Six and Lil’ Gun. Drilling in East Basalt further defined the potential pit boundary and showed promising results of an expanded shallow oxide zone. The assay results for the Section Six and Lil’ Gun drill targets are still pending.

In addition, during the first quarter of 2021, the 2021 Trenton Canyon disturbance request was submitted to the Bureau of Land Management ("BLM") for approval. The Trenton Canyon and Buffalo Valley drilling programs, including major milestones and timeline, were finalized. A positive response from the BLM is anticipated by May 2021; however, drilling will begin in the second quarter of 2021 from existing disturbance as soon as weather conditions allow. A soil and rock geochemistry program has been implemented in the area to follow up on anomalous results. Results of these collaborative efforts have implications for both near mine and greenfield exploration.

For 2021, 71,450 meters of RC and core drilling are planned targeting resource and reserve growth at Valmy, East Basalt, Section 6, Trenton Canyon, and Buffalo Valley. This work also includes a small amount of diamond drilling to explore for higher-grade, structurally controlled deposits.

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7. EXPLORATION AND DEVELOPMENT (continued)

Figure B: Overview of Marigold’s active exploration and development areas

Canada Exploration

The Company controls two separate claim groupings in Saskatchewan, Canada: Seabee and the Amisk project, which is located 140 kilometers southeast of Seabee. Total exploration expenditures in 2021 are estimated at $7 million, with a focus on the conversion of the Gap Hanging Wall ("Gap HW") Mineral Resource, as well as the Seabee and Fisher exploration and resource development.

In the first quarter of 2021, Seabee exercised its option to acquire an additional 20% interest in the Fisher property, bringing its joint venture interest to 80%.

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7.	EXPLORATION AND DEVELOPMENT (continued)

For the Resource Development function at the Seabee Gold Operation, the focus of drilling efforts for the first quarter of 2021 remained primarily on infill and extension drilling of the Gap HW, as well as exploring the prospective Santoy Hanging Wall ("Santoy HW") target for additional, near term inferred resources. The Company commenced drilling from two new underground chambers in the mine. The first is on 23 level which provides an excellent location to further explore for additional mineralized chutes on the Santoy HW trend. The second chamber is situated deeper in the mine at 49 level and allows for possible down-plunge extensions of the Santoy 8 zone which has been the mainstay of Seabee's production over the past several years. The development of a future chamber commenced on 52 level which is expected to allow for the exploration of the Santoy 9 zone below current resources with completion scheduled during the third quarter of 2021.

During the first quarter of 2021, activities in the Gap HW included the completion of a tightly spaced definition drilling program from the excavation on 46 level. The information obtained from this drill program will be used to make refinements to the current block model and provide engineering with additional information for stope design and planning purposes. Additionally, the development of another sub-level to allow access to the Gap HW on 44 level. The purpose of the second level is to prove vertical grade continuity and provide access to conduct further tight spaced drilling. Once this second level is in place, it will allow for the mining of test stopes to be processed as a bulk sample in the mill. The outcome of these test stopes will be the driver for further potential reserve conversion of the Gap HW resource.

During the first quarter of 2021, 9,011 meters were drilled underground and an additional 8,096 meters from surface, for a combined total of 17,107 meters cored, in-line with target and budget for meters drilled for the quarter.

Drilling at the Joker target (Seabee) was aimed to expand the known extent of visible gold-bearing quartz veining along strike. Significant quartz veining was encountered in some holes completed and the most significant veins were observed in the most northern hole approximately 400 meters north of the high-grade drill intercepts from the 2020 drill programs. These veins correlate with known high-grade drill intercepts within the mine complex hosted within the Lizard Lake Pluton. Drilling at the Mac North target (Fisher property) targeted well-developed structures and vein continuity.

Figure C: Overview of Seabee's active exploration and development areas

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8.	MINERAL RESERVES AND MINERAL RESOURCES

On March 30, 2021, the Company reported its updated Mineral Reserves and Mineral Resources as of December 31, 2020. The update reflects increases of 5% and 14% in the Company's Mineral Reserves and Mineral Resources, respectively, as compared to the December 31, 2019 combined results for SSR Mining and Alacer pre- merger. The increase in Mineral Reserves was driven primarily by additions at Çöpler, while the increase in Mineral Resources was driven by increases at Marigold and in the Çöpler District.

At year-end 2020, total estimated gold and silver Mineral Reserves were 8.0 million ounces and 52.4 million ounces compared to 7.7 million ounces and 57.5 million ounces, respectively at year-end 2019 (combined SSR Mining and Alacer results pre-merger). Importantly, Measured and Indicated Gold Mineral Resources categories increased 14%, with gold in Measured and Indicated Mineral Resources of 15.0 million ounces (27.0 million gold-equivalent ounces) resulting from increases at Marigold and in the Çöpler District.

At year-end 2020, total estimated gold and silver Measured and Indicated Mineral Resources were 15.0 million ounces and 658.5 million ounces compared to 13.2 million ounces and 664.2 million ounces, respectively, for the year-end 2019 (combined SSR Mining and Alacer results pre-merger).

The updated Mineral Reserves and Mineral Resources reflect the following:

•	In the Çöpler District, gold Mineral Reserves increased 17% to 3.8 million ounces and gold Measured and Indicated Mineral Resources increased 20% to 7.2 million ounces. Inclusion of results from the large drilling program at Ardich in the Çöpler District resulted in additions as outlined in the CDMP20.
•	At Marigold, gold Indicated Mineral Resources increased 9% to 5.4 million ounces compared to 4.9 million ounces at year-end 2019, driven by increases at Mackay, Red Dot, New Millennium, Crossfire and Valmy.
•	At Seabee, gold Mineral Reserves were largely replaced for the year, despite a limited exploration program due to COVID-19. The Gap HW Mineral Resources remain a key focus area for conversion to Mineral Reserves in 2021.

Mineral Reserves estimates for Çöpler, Marigold, Seabee and Puna have been determined based on prices of

$1,350 per ounce of gold and $18.50 per ounce of silver (December 31, 2019 - $1,250 per ounce of gold and

$18.00 per ounce of silver). Mineral Resources estimates have been determined based on prices of $1,750 per ounces of gold and $22.00 per ounce of silver (December 31, 2019 - $1,400 per ounce of gold and $20.00 per ounce of silver). Mineral Resources reported are inclusive of Mineral Reserves.

For further information regarding the Company's Mineral Reserves and Mineral Resources updates, see the news release dated March 30, 2021.

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9.	FINANCIAL RESULTS

The following table sets out selected financial results and data for each of the eight most recently completed quarters, expressed in millions of US dollars, except for per share, per ounce and Turkish lira ("TRY"), Argentine peso ("ARS") and Canadian dollar ("CAD") rate amounts:

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenue	$366.5	$370.7	$225.4	$92.5	$164.5	$177.6	$147.8	$155.1
Income from mine operations	$147.8	$146.5	$83.2	$34.2	$44.8	$58.9	$51.9	$29.8
Gross margin (1)	40%	40%	37%	37%	27%	33%	35%	19%
Income (loss) before income tax	$117.9	$110.7	$49.2	$(8.5)	$30.0	$31.1	$33.0	$13.1
Net income (loss)	$59.8	$97.7	$25.1	$(6.3)	$24.0	$19.5	$18.1	$12.4
Attributable net income (loss) to equity holders of SSR Mining	$53.0	$89.0	$26.8	$(6.3)	$24.0	$19.5	$20.7	$10.6

Basic attributable net income (loss) per share	$0.24	$0.41	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09
Diluted attributable net income (loss) per share	$0.24	$0.39	$0.19	$(0.05)	$0.19	$0.16	$0.17	$0.09

Gold equivalent ounces sold (2)	201,494	194,862	115,312	51,559	104,715	114,268	95,112	112,022

Average realized gold price ($/oz) (3)	$1,798	$1,880	$1,914	$1,722	$1,597	$1,480	$1,480	$1,314
Average realized silver price ($/oz) (3)	$26.02	$24.78	$26.69	$15.45	$17.47	$17.32	$17.31	$14.92

Average FX rate TRY per 1 USD	7.36	7.89	7.21	6.85	6.09	5.80	5.68	5.87
Average FX rate ARS per 1 USD	88.60	80.05	73.33	67.68	61.50	59.39	50.54	43.96
Average FX rate CAD per 1 USD	1.27	1.30	1.33	1.39	1.34	1.32	1.32	1.34

Cash and cash equivalents	$866.0	$860.6	$733.6	$461.7	$398.4	$503.6	$474.5	$452.2
Total assets	$5,273.1	$5,245.0	$5,081.1	$1,634.7	$1,612.0	$1,750.1	$1,688.4	$1,650.2
Working capital (4)	$1,200.0	$1,175.6	$1,007.9	$662.9	$646.6	$665.5	$636.3	$599.7
Non-current liabilities	$1,069.7	$1,056.2	$1,046.0	$394.7	$377.3	$382.0	$374.7	$370.2

(1)	Gross margin is defined as income from mine operations divided by revenue.

(2)	Gold equivalent ounces have been established using the average realized metal prices per ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

(3)	The Company reports the non-GAAP financial measures of average realized metal prices per ounce of precious metals sold to manage and evaluate operating performance at its mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 13.

(4)	Working capital is defined as current assets less current liabilities.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under the Company's control, sales volumes and the acquisition of Çöpler. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, average realized gold prices have ranged between $1,314 and $1,914 per ounce and average realized silver prices have ranged between $14.92 and $26.69 per ounce. Sales volumes have benefited from generally increasing production at Seabee and normal production variations at Marigold due to its nature as a run-of-mine heap leach operation. During the second quarter of 2020, as a result of the temporary suspensions at Seabee and Puna in response to the COVID-19 pandemic, sales volumes decreased significantly, negatively impacting revenue. During the third and fourth quarters of 2020, revenue was positively impacted by the acquisition of Alacer Gold Corp. which added gold sales at Çöpler.

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REVIEW OF FIRST QUARTER FINANCIAL RESULTS

Three months ended March 31, 2021, compared to the three months ended March 31, 2020

(expressed in thousands of USD, except for per share amounts)

Net income attributable to SSR Mining shareholders for the three months ended March 31, 2021 was $53.0 million ($0.24 per share), compared to net income of $24.0 million ($0.19 per share) for the three months ended March 31, 2020. The following is a summary and discussion of the significant components of income and expenses recognized during the three months ended March 31, 2021 compared to the same period in the prior year.

	Three months ended March 31,
	2021	2020
Revenue	$366,484	$164,463
Cost of sales
Production costs	(157,492)	(91,045)
Depletion and depreciation	(61,172)	(28,635)
	(218,664)	(119,680)
Income from mine operations	147,820	44,783
General and administrative expense	(11,867)	(5,893)
Share-based compensation recovery	4,507	3,568
Exploration, evaluation and reclamation expense	(7,955)	(6,362)
Care and maintenance expense	—	(1,330)
Transaction and integration expense	(4,492)	—
Operating income	128,013	34,766
Interest and other finance income	470	2,397
Interest expense and other finance costs	(7,945)	(6,966)
Other expense	(2,180)	(1,380)
Foreign exchange (loss) gain	(424)	1,158
Income before income tax	117,934	29,975
Income tax expense	(58,172)	(5,999)
Net income	$59,762	$23,976

Attributable to:
Equity holders of SSR Mining	$52,980	$23,976
Non-controlling interest	6,782	—
	$59,762	$23,976

Revenue

Revenue increased by $202.0 million, or 123%, to $366.5 million for the three months ended March 31, 2021, compared to $164.5 million in the comparative period of 2020. The increase was mainly due to $151.5 million in gold sales at Çöpler for the first quarter of 2021, in addition to higher gold sales at Marigold and higher silver sales at Puna. Gold sales at Marigold were $23.9 million, or 26%, higher due to a 13% increase in the average realized gold price and a 12% increase in the volume of gold ounces sold. Silver sales at Puna were $25.6 million, or 92% higher due to a 49% increase in the average realized silver price and an 11% increase in the volume of silver ounces sold.

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Production costs

Production costs increased by $66.4 million, or 73%, to $157.5 million for the three months ended March 31, 2021, compared to $91.0 million in the comparative period of 2020. The increase in production costs was mainly due to $66.0 million in production costs at Çöpler, which includes $16.1 million of fair value adjustments on inventories acquired that were subsequently processed and sold. Production costs were 9% higher at Marigold mainly due to 12% higher gold sales volumes. Production costs were 11% higher at Seabee mainly due to higher unit costs, driven by 20% lower gold production and costs associated with COVID-19. Production costs were 19% lower at Puna mainly due to lower unit costs, driven by higher plant throughput and lower mine maintenance costs, coupled with no write-downs of inventory to net realizable value in the first quarter of 2021 as compared to the first quarter of 2020, where lower silver prices drove a $7.2 million write-down.

Depletion and depreciation

Three months ended March 31,	2021	2020	Change
Depletion and depreciation ($000s)	$61,172	$28,635	114%
Gold equivalent ounces sold	201,494	104,715	92%
Depletion and depreciation per gold equivalent ounce sold	$304	$273	11%

Depletion and depreciation costs increased by $32.5 million, or 114%, to $61.2 million for the three months ended March 31, 2021 compared to $28.6 million for the comparative period of 2020. The increase in depreciation and depletion costs was mainly due to $31.1 million in depletion and depreciation at Çöpler.

General and administrative expense

General and administrative expense for the three months ended March 31, 2021 was $11.9 million compared to $5.9 million for the comparative period of 2020. The increase in general and administrative expense is primarily related to a larger combined organization following the acquisition of Alacer, that covers more locations and jurisdictions. Further, the insurance market has hardened this year and the Company is experiencing increased rates as a result of the pricing change in the market.

Share-based compensation recovery

Share-based compensation recovery for the three months ended March 31, 2021 was $4.5 million compared to $3.6 million for the comparative period of 2020. Share-based compensation recovery increased primarily due a recovery related to Alacer's share based compensation units that were replaced with SSR Mining units in connection with the acquisition of Alacer, in addition to an increase in cash-settled share-based compensation recovery as a result of a larger decrease in SSR Mining's common share price during the first quarter of 2021 compared to the comparative period of 2020.

Exploration, evaluation and reclamation expense

Exploration, evaluation and reclamation expenses for the three months ended March 31, 2021 were $8.0 million compared to $6.4 million for the comparative period of 2020. The expenditures incurred during the first quarter of 2021 mainly related to greenfield exploration work at Çöpler, Marigold and Seabee. The expenditures incurred during the first quarter of 2020 mainly related to greenfield exploration work performed at Trenton Canyon and Seabee.

Transaction and integration expenses

Transaction and integration expenses for the three months ended March 31, 2021 were $4.5 million compared to nil for the comparative period of 2020. These costs are associated with the acquisition of Alacer.

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Interest expense and other finance costs

Three months ended March 31,	2021	2020
Interest expense on debt	$5,264	$4,878
Interest expense on leases	1,088	75
Accretion of reclamation and closure cost provision	908	946
Other	685	1,067
	$7,945	$6,966

Interest expense and other finance costs for the three months ended March 31, 2021 were $7.9 million compared to $7.0 million for the comparative period of 2020. The increase in interest expense is mainly due to interest on the Air Liquide oxygen plant lease at Çöpler as the increase in interest expense associated with the Term Loan after the acquisition of Alacer was mostly offset by the decrease in interest expense associated with the redemption of the Company's 2013 convertible notes in the first quarter of 2020.

Foreign exchange (loss) gain

Foreign exchange loss for the three months ended March 31, 2021 was $0.4 million compared to a foreign exchange gain of $1.2 million for the comparative period of 2020. The Company's main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS, CAD and TRY. During the three months ended March 31, 2021, the foreign exchange loss was mainly due to a weakening of the ARS against the USD and its impact on ARS-denominated assets at Puna, partially offset by a weakening of the TRY against the USD and its impact on TRY-denominated liabilities at Çöpler. During the three months ended March 31, 2020, the foreign exchange gain was mainly due to a weakening of the CAD against the USD and its impact on CAD-denominated liabilities at Seabee.

Income tax expense

Income tax expense for the three months ended March 31, 2021 was $58.2 million compared to $6.0 million for the comparative period of 2020. The tax expense in the first quarter of 2021 was a result of profitable operations at all of the Company's mines, as well as gold and metal concentrate sales activities in Canada, partially offset by the impact of general and administrative expenses deductible in Canada. Income tax expense for the three months ended March 31, 2021 includes deferred tax expense of $33.0 million related to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Çöpler and Puna.

The income tax expense for the three months ended March 31, 2020 was a result of profitable operations at the Marigold and Seabee, as well as the gold and metal concentrate sales activities in Canada, partially offset by general and administrative expenses in Canada and an operating loss at Puna.

Other comprehensive income

Other comprehensive income for the three months ended March 31, 2021 was $1.7 million compared to an other comprehensive loss of $22.6 million for the comparative period of 2020. In the first quarter of 2021, the Company recognized a loss, net of tax, of $0.7 million on marketable securities compared to a loss, net of tax, of $13.5 million for the comparative period of 2020, mainly due to changes in the fair value of the Company's investment in SilverCrest Metals Inc. In addition, the Company recognized an unrealized gain on the effective portion of its derivatives, net of tax, of $2.6 million compared to an unrealized loss, net of tax, of $9.1 million for the comparative period of 2020, mainly due to changes in diesel and currency prices relative to its hedge contract prices.

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10.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's cash flow activity:

(figures expressed in $000s)	Three months ended March 31,
	2021	2020
Cash generated by operating activities	$145,221	$64,136
Cash used in investing activities	(68,053)	(49,361)
Cash used in financing activities	(71,788)	(119,447)
Effect of foreign exchange rate changes on cash and cash equivalents	12	(536)
Increase (decrease) in cash and cash equivalents	5,392	(105,208)
Cash and cash equivalents, beginning of period	860,637	503,647
Cash and cash equivalents, end of period	$866,029	$398,439

Cash generated by operating activities

In the first quarter of 2021, cash generated by operating activities was $145.2 million compared to cash generated by operating activities of $64.1 million in the first quarter of 2020. The increase in cash generated by operating activities compared to the comparative period of 2020 is mainly due to higher income from mine operations at Çöpler, Marigold and Puna. This increase was offset partially by increases in trade receivables at Puna in the first quarter of 2021 due to the timing of concentrate sales at December 31, 2020 and increases in prepaid expenses in the first quarter of 2021 related to payments made by Seabee for purchases of equipment and supplies for delivery over the ice road.

Cash used in investing activities

In the first quarter of 2021, cash used in investing activities was $68.1 million compared to cash used in investing activities of $49.4 million in the first quarter of 2020. The increase in cash used in investing activities compared to the comparative period of 2020 is mainly due to an $8.8 million increase in plant and equipment purchases, driven by the purchase of two haul trucks at Marigold compared to one in the comparative period of 2020, as well as $4.1 million more spent on capital exploration and $2.4 million more spent on underground mine development at Seabee due to planned increase in development rates.

Cash used in financing activities

In the first quarter of 2021, cash used in financing activities was $71.8 million compared to cash used in financing activities of $119.4 million for the first quarter of 2020. In the three months ended March 31, 2021, cash used in financing activities was primarily related to $38.1 million of dividends paid to the Çöpler non-controlling interest,

$17.5 million of principal repaid on the Term Loan and $11.0 million of dividends paid to equity holders of SSR Mining. In the three months ended March 31, 2020, cash used in financing activities was primarily related to the redemption of $115.0 million of convertible notes.

Liquidity

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support its current operations, expansion and development plans, and by managing its capital structure. The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

On a longer-term basis, the Company continues to focus on capital allocation and its cost reduction strategy, while also implementing various optimization activities at its operations to improve the cash generating capacity of each operation.

At March 31, 2021, the Company had $866.0 million of cash and cash equivalents, an increase of $5.4 million from December 31, 2020, mainly due to positive income from mine operations generated at each of the Company's operations, offset partially by financing and investing cash outflows.

SSR Mining Inc	MD&A Q1 2021 | 25

10.	LIQUIDITY AND CAPITAL RESOURCES (continued)

At March 31, 2021, the Company's working capital position was $1,200.0 million, an increase of $24.4 million from

$1,175.6 million at December 31, 2020.

At March 31, 2021, the Company held $856.9 million of its cash and cash equivalents balance in USD. Additionally,

$1.9 million of cash and cash equivalents was held in TRY and $0.1 million was held in ARS. All cash is invested in short-term investments or high interest savings accounts under the Company's investment policy with maturities of 90 days or less, providing the Company with sufficient liquidity to meet its foreseeable needs.

The Company enters into contracts in the normal course of business that give rise to commitments for future minimum payments. There were no new significant commitments subsequent to December 31, 2020.

The Company's working capital at March 31, 2021, together with future cash flows from operations, are expected to be sufficient to fund planned activities and commitments over the next twelve months from the date of this MD&A.

Capital Resources

The Company's objectives when managing capital are to:

•	safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives; and
•	maintain a flexible capital structure which lowers its cost of capital.

In assessing capital structure, the Company includes the components of shareholders’ equity, the 2019 Notes, the Term Loan and the Credit Facility. In order to facilitate the management of capital requirements, the Company prepares annual budgets and continuously monitors and reviews actual and forecasted cash flows. The annual budget is monitored and approved by the Company's Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to meet its business requirements for a minimum of twelve months.

As of March 31, 2021, the Company was in compliance with its externally-imposed financial covenants in relation to the Term Loan and Credit Facility. The Company does not have any financial covenants in relation to the 2019 Notes.

The Company is evaluating renewal and extension options for the Credit Facility, which is set to expire in June 2021.

Many interbank offer rates (IBORs) are expected to be replaced by new alternative benchmark rates in the next few years. The Company's Term Loan, Credit Facility and interest rate swap contracts are indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period. For the Term Loan, the Company is currently working with the syndicate of lenders to assess the potential alternatives to the use of LIBOR. For the Credit Facility and interest rate swap contracts, considering the short term to maturity of the Credit Facility, as well as the current expected timing of changes to alternative benchmark rates, the Company does not expect to transition to an alternative benchmark rate.

Outstanding share data

As at March 31, 2021, the Company had 220,062,873 common shares and 1,041,826 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$7.27 and C$29.09 per share.

The Company's authorized capital consists of an unlimited number of common shares without par value. As at May 4, 2021, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	220,213,692
Stock options	1,018,547	7.27 - 29.09	0.08 - 6.06
Other share-based compensation awards	1,221,222		1.29 - 8.66
Fully diluted	222,453,461

SSR Mining Inc	MD&A Q1 2021 | 26

11.	FINANCIAL INSTRUMENTS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on its financial performance. Risk management is carried out under policies approved by the Company's Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. The Company does not have a practice of trading derivatives. The Company's use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices, interest rates and marketable securities risks, which are subject to the oversight of its Board of Directors.

The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all risks. There were no significant changes to the Company's exposures to these risks or the management of its exposures during the three months ended March 31, 2021.

a)   Market Risk

This is the risk that the fair values of financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Income from mine operations depends on the metal prices for gold, silver, lead and zinc, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of the Company's control.

The Company has not hedged the price of any metal as part of its overall corporate strategy.

As the Company does not have trade receivables relating to gold sales, changes in gold prices do not impact the value of any financial instruments.

The costs relating to the Company's production activities vary depending on market prices of consumables, including diesel fuel and electricity. The Company hedges a portion of its future cash flows relating to diesel consumption through swap and option contracts within limits set under a risk management policy approved by the Board of Directors to manage exposure to fluctuations in diesel prices. In addition, due to the ice road supply at Seabee, the Company purchases annual consumable supplies in advance at prices which are generally fixed at the time of purchase, and not during the period of use.

During the first quarter of 2021, the Company did not enter into any additional diesel hedges at Marigold and Seabee. As at March 31, 2021, the Company has not hedged future anticipated diesel consumption at Çöpler or Puna. If and when it is determined to be favorable, the Company may execute additional diesel fuel hedges under its risk management policy.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs the Company incurs at its operations. Gold, silver, lead and zinc are sold in USD and the Company's costs are principally in USD, TRY, CAD and ARS. The appreciation or depreciation of foreign currencies against the USD can increase or decrease the cost of metal production and capital expenditures in USD terms. The Company is also exposed to currency risk arising from cash, cash equivalents and restricted cash held in foreign currencies, marketable securities, accounts receivable and other financial assets, trade and other payables, lease liabilities, other financial liabilities, and income and other taxes receivable (payable) denominated in foreign currencies. Further, the Company is exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense, respectively.

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11. FINANCIAL INSTRUMENTS (continued)

a)	Market Risk (continued)

Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into ARS within five business days of such proceeds entering the country. These provisions were intended to be temporary until December 31, 2019, however, the provisions remained in effect as at March 31, 2021. While these provisions remain in effect, the Company is unable to hold funds in Argentina in USD, which may increase its exposure to the ARS, depending on the overall cash position within the country, which is currently minimal.

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company manages interest rate risk by maintaining an investment policy for short-term investments and cash held in banks, which focuses on preservation of capital and liquidity. As at March 31, 2021, the Company is exposed to interest rate cash flow risk arising from its cash and restricted cash in bank accounts that earn variable interest rates, and interest expense on variable rate borrowings. The Company's variable rate borrowings are comprised of the Term Loan, which is subject to a variable interest rate of LIBOR plus 3.50% to 3.70%, and the Credit Facility, which is subject to a variable interest rate of LIBOR plus 2.25% to 3.75%.

Future net cash flows from interest income on cash, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. To mitigate exposures to interest rate risk, the Company may purchase short-term investments at market interest rates that result in fixed yields to maturity.

The Company holds interest rate swaps to limit exposure to the impact of the variable LIBOR interest rate volatility. As at March 31, 2021, approximately 33% of the outstanding Term Loan balance is covered through interest rate swap contracts through the duration of the interest rate hedge program, ending in December 2021.

As at March 31, 2021, the Company is exposed to interest rate fair value risk on the 2019 Notes which is subject to a fixed interest rate. A change in interest rates would impact the fair value of the 2019 Notes. However, as the 2019 Notes are measured at amortized cost, there would be no impact on the Company's financial results.

b)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations under the terms of the financial contract. The Company's credit risk is limited to the following instruments:

(i)	Credit risk related to financial institutions and cash deposits

Credit risk related to financial institutions and cash deposits is managed by diversifying cash and cash equivalents and restricted cash holdings among various financial institutions and by investing those holdings in diverse investment types including short term investment grade securities and money market fund holdings, including bankers’ acceptances, guaranteed investment contracts, corporate commercial paper, and United States treasury bills and notes in accordance with the Company’s investment policy. Investment objectives are primarily directed towards preservation of capital and liquidity. The investment policy provides limitations on concentrations of credit risk, credit quality, and the duration of investments, as well as minimum rating requirements for banks and financial institutions that hold the Company’s cash and cash equivalents and restricted cash.

(ii)	Credit risk related to trade receivables

The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. The Company manages this risk through provisional payments of approximately 75% of the value of the concentrate shipped and through transacting with multiple counterparties.

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11.	FINANCIAL INSTRUMENTS (continued)

b) Credit Risk (continued)

(iii)	Credit risk related to other financial assets and VAT receivables

The Company is exposed to credit risk through its value-added tax ("VAT") receivables and other receivables that are collectible from the governments of Turkey and Argentina. With respect to VAT in Turkey, the balance is expected to be recoverable in full. With respect to VAT in Argentina, the balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a portion of the asset is classified as non- current until government approval of the recovery claim is approved. Management monitors its exposure to credit risk on a continual basis.

At March 31, 2021, no amounts were held as collateral except those discussed above related to other financial assets.

12.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, the Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its operating results, business prospects or financial position. The Company continuously assess and evaluates these risks, seek to minimize them by implementing high operating standards and processes to identify, assess, report and monitor risk across the organization.

For a comprehensive list of other known risks and uncertainties affecting the business, please refer to the section entitled “Risk Factors” in the Company's most recent Annual Information Form, which is available at www.sedar.com, and the Company's most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

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13.	NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate its operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company's consolidated financial statements.

Non-GAAP Measure - Cash Costs Per Ounce Sold

The Company uses cash costs per ounce of precious metals sold, a non-GAAP financial measure, to monitor its operating performance internally, including operating cash costs, and for internal decision making. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations and the impact of by-product credits on its cost structure. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of precious metal, the Company includes the by-product credits as it considers the cost to produce the gold or silver is reduced as a result of the by-product sales incidental to the gold and silver production process, thereby allowing management and other stakeholders to assess the net costs of gold and silver production. In calculating cash costs per ounce, the Company also excludes the impact of specific items that are significant, but not reflective of its underlying operations, including the impact of measuring inventories at fair value in connection with business combinations. When deriving the number of ounces of precious metal sold, the Company considers the physical ounces available for sale after the treatment and refining process, commonly referred to as payable metal, as this is what is sold to third parties.

The following tables provide a reconciliation of cash costs per ounce sold to the consolidated financial statements:

	For the three months ended March 31, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Total
Production costs	$66,028	$51,955	$16,742	$22,767	$157,492
By-product credits	$(2,083)	$(36)	$(31)	$(6,848)	$(8,998)
Treatment and refining charges	$—	$194	$188	$3,321	$3,703
Incremental COVID-19 related costs (1)	$—	$(332)	$(852)	$(893)	$(2,077)
Fair value adjustment on acquired inventories	$(16,069)	$—	$—	$—	$(16,069)
Cash costs	$47,876	$51,781	$16,047	$18,347	$134,051

Gold sold (oz)	82,502	65,012	25,766	—	173,280
Silver sold (oz)	—	—	—	1,949,086	1,949,086
Gold equivalent sold (oz) (2, 3)	82,502	65,012	25,766	28,214	201,494

Cash cost per gold ounce sold	$580	$796	$623	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	N/A	$9.41	N/A
Cash cost per gold equivalent ounce sold	$580	$796	$623	$650	$665

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13.  NON-GAAP FINANCIAL MEASURES (continued)

	For the three months ended March 31, 2020
(in thousands of USD, unless otherwise noted)	Marigold	Seabee	Puna	Total
Production costs $	$47,772	$15,048	$28,225	$91,045
By-product credits $	$(10)	$(8)	$(6,834)	$(6,852)
Treatment and refining charges $	$28	$38	$2,059	$2,125
Cash costs $	$47,790	$15,078	$23,450	$86,318

Gold sold (oz)	58,000	27,700		85,700
Silver sold (oz)	—	—	1,738,201	1,738,201
Gold equivalent sold (oz) (2, 3)	58,000	27,700	19,015	104,715

Cash cost per gold ounce sold $	$824	$544	N/A	N/A
Cash cost per silver ounce sold	N/A	N/A	$13.49	N/A
Cash cost per gold equivalent ounce sold $	$824	$544	$1,233	$824

(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19.
(2)	Gold equivalent ounces have been established using realized metal prices per ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by Çöpler, Marigold, Seabee and Puna. The Company has not included lead and zinc as they are considered a by-product.
(3)	Gold equivalent ounces sold may not re-calculate based on amounts presented in this table due to rounding.

Non-GAAP Measure - AISC Per Ounce Sold

AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its by- product cash costs. Additionally, the Company includes sustaining capital expenditures, sustaining mine-site exploration and evaluation costs, reclamation cost accretion and amortization and general and administrative expenses. This measure seeks to reflect the ongoing cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold and silver from current operations and provides the Company and other stakeholders with additional information about its operating performance and ability to generate cash flows. It allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

As described above, AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its cash costs and which are reconciled to reported production costs in the tables above.

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13.  NON-GAAP FINANCIAL MEASURES (continued)

The following tables provide a reconciliation of total AISC per ounce to the consolidated financial statements:

	For the three months ended March 31, 2021
(in thousands of USD, unless otherwise noted)	Çöpler	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$47,876	$51,781	$16,047	$18,347	$—	$134,051
Sustaining capital expenditures	$8,418	$30,693	$12,745	$7,193	$—	$59,049
Sustaining exploration and evaluation expense	$164	$154	$—	$19	$—	$337
Reclamation cost accretion and amortization	$712	$429	$49	$600	$—	$1,790
General and administrative expense and share-based compensation expense	$4,095	$(103)	$(91)	$1,084	$2,173	$7,158
Total AISC	$61,265	$82,954	$28,750	$27,243	$2,173	$202,385

Gold sold (oz)	82,502	65,012	25,766	—	—	173,280
Silver sold (oz)	—	—	—	1,949,086	—	1,949,086
Gold equivalent sold (oz) (2, 3)	82,502	65,012	25,766	28,214	—	201,494

AISC per gold ounce sold	$743	$1,276	$1,116	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	N/A	$13.98	N/A	N/A
AISC per gold equivalent ounce sold	$743	$1,276	$1,116	$966	N/A	$1,004

	For the three months ended March 31, 2020
(in thousands of USD, unless otherwise noted)	Marigold	Seabee	Puna	Corporate	Total
Cash costs	$47,790	$15,078	$23,450	$—	$86,318
Sustaining capital expenditures	$24,827	$12,094	$4,281	$—	$41,202
Sustaining exploration and evaluation expense	$1,097	$—	$150	$—	$1,247
Reclamation cost accretion and amortization	$353	$34	$629	$—	$1,016
General and administrative expense and share-based compensation expense	$(627)	$(208)	$208	$2,844	$2,217
Total AISC	$73,440	$26,998	$28,718	$2,844	$132,000

Gold sold (oz)	58,000	27,700	—	—	85,700
Silver sold (oz)	—	—	1,738,201	—	1,738,201
Gold equivalent sold (oz) (2, 3)	58,000	27,700	19,015	—	104,715

AISC per gold ounce sold	$1,266	$975	N/A	N/A	N/A
AISC per silver ounce sold	N/A	N/A	$16.52	N/A	N/A
AISC per gold equivalent ounce sold	$1,266	$975	$1,510	N/A	$1,261

SSR Mining Inc	MD&A Q1 2021 | 32

13.  NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Adjusted Attributable Net Income

Adjusted attributable net income and adjusted attributable net income per share are used by management and investors to measure the Company's underlying operating performance. Adjusted attributable net income is defined as net income adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories and mineral properties at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses), including those related to deferred tax balances; transaction and integration expenses; changes in tax rates and other non-recurring items.

Prior to the third quarter of 2020, adjusted attributable net income was also adjusted to exclude non-cash finance expense, net of non-cash finance income and any write-downs of inventories to net realizable value. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. In addition, in prior periods, adjustments to net income were not individually tax-effected. The Company's calculation of adjusted attributable net income now tax effects each adjusting item within the "income tax impact related to above adjustments" line item. The calculations of adjusted attributable net income and adjusted attributable net income per share for prior periods conform with the presentation in the current period.

The following table provides a reconciliation of adjusted attributable net income to the consolidated financial statements:

	Three months ended March 31
(in thousands of USD, unless otherwise noted)	2021	2020
Net income attributable to equity holders of SSR Mining	$52,980	$23,976
Adjustments:
Fair value adjustment on acquired assets (1)	25,225	—
Care and maintenance expense	—	1,330
COVID-19 related costs (2)	2,077	—
Foreign exchange loss	424	(1,158)
Transaction and integration expense	4,492	—
Income tax impact related to above adjustments	(6,924)	(197)
Foreign exchange loss on deferred tax balances (3)	26,910	2,256
Inflationary impacts on tax balances	(2,806)	(2,181)
Adjusted net income attributable to equity holders of SSR Mining	$102,378	$24,026

Weighted average shares outstanding ('000s)	219,792	123,228
Adjusted basic attributable income per share to equity holders of SSR Mining	$0.47	$0.19

(1)	Fair value adjustments on acquired assets relate to the acquisition of Alacer's inventories and mineral properties.

(2)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.

(3)	Foreign exchange loss on deferred tax balances relates mainly to the impact of foreign exchange rate changes on foreign currency denominated deferred tax balances principally at Çöpler and Puna.

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13. NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Free Cash Flow

The Company uses free cash flow, a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the ability of the Company to generate cash flow after capital investments and build the Company's cash resources. The Company calculates free cash flow by deducting cash capital spending from cash generated by operating activities.

Free cash flow is reconciled to the amounts included in the consolidated statements of cash flows as follows:

	Three months ended March 31
(in thousands of USD, unless otherwise noted)	2021	2020
Cash generated by operating activities	$145,221	$64,136
Expenditures on mineral properties, plant and equipment	(68,579)	(53,903)
Free cash flow	$76,642	$10,233

Non-GAAP Measure - Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of specific items that are significant, but not reflective of the Company's underlying operations, including the impact of measuring inventories at fair value in connection with business combinations; impairment adjustments and reversals; foreign exchange gains (losses); transaction and integration expenses; unrealized gains (losses) on derivatives; and other non-recurring items.

The following is a reconciliation of EBITDA and adjusted EBITDA to the consolidated financial statements:

	Three months ended March 31
(in thousands of USD, unless otherwise noted)	2021	2020
Net income	$59,762	$23,976
Depletion and depreciation	61,375	28,806
Interest and other finance income	(470)	(2,397)
Interest expense and other finance costs	7,945	6,966
Income tax expense	58,172	5,999
EBITDA	$186,784	$63,350
Fair value adjustment on acquired inventories	16,069	—
Care and maintenance expense	—	1,330
COVID-19 related costs (1)	2,077	—
Foreign exchange loss	424	(1,158)
Transaction and integration expense	4,492	—
Adjusted EBITDA	$209,846	$63,522
(1)	COVID-19 related costs include direct, incremental costs associated with COVID-19 at all operations.

SSR Mining Inc	MD&A Q1 2021 | 34

13.  NON-GAAP FINANCIAL MEASURES (continued)

Non-GAAP Measure - Consolidated Cash

The Company uses consolidated cash, a non-GAAP financial measure, to supplement information in its consolidated financial statements. Consolidated cash does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes consolidated cash provides useful information to investors as it shows the underlying cash position on a consolidated basis, especially as it is compared on a relative basis to the Company's debt position. The Company calculates consolidated cash as cash and cash equivalents plus restricted cash, which is shown as a non-current asset in the consolidated statement of financial position, and attributable cash held by joint ventures accounted for using the equity method.

The quantitative reconciliation from cash and cash equivalents as shown in the consolidated statement of financial position to the non-GAAP measure of consolidated cash is shown in the table below:

(in thousands of USD, unless otherwise noted)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$866,029	$860,637
Add: Restricted cash	35,290	35,288
Add: Attributable cash held by joint ventures accounted for using the equity method	298	1,042
Consolidated Cash	$901,617	$896,967

14.  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company's condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.

Except for the Company’s adoption of Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16, as further described in note 2(b) of the Company's condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied and disclosed in the audited consolidated financial statements for the year ended December 31, 2020.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. The critical judgments and key sources of estimation uncertainty that have the most significant effect in the preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2021 are consistent with those disclosed in note 3 of the consolidated financial statements for the year ended December 31, 2020.

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15.  INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Following an evaluation by management, during the three months ended March 31, 2021, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain statements contained in this MD&A constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company’s other public filings. Forward-looking information relates to statements concerning the Company’s outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking information and statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements because the Company can give no assurance that they will prove to be correct. Forward-looking information and statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this MD&A. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company’s reports filed with the Canadian securities regulatory authorities.

Forward-looking information and statements in this MD&A include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company’s intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company’s dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and AISC per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company’s ability to discover new areas of mineralization; the timing and extent of capital investment at the Company’s operations; the timing and extent of capitalized stripping at the Company’s operations; the timing of production and production levels and the results of the Company’s exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company’s mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company’s plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

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16.  CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES (continued)

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company’s filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company’s operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company’s mines or facilities; lack of legal challenges with respect to the Company’s properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on the Company’s current expectations and the Company’s projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company’s filings on the Company’s website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to Çöpler has been reviewed and approved by Robert L. Clifford, BS (Mine Eng), SME Registered Member, and Dr. Cengiz Y. Demirci, AIPG (CPG), each of whom is a qualified person under NI 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Clifford is the Company's Director, Mine Planning (Turkey, Argentina), and Dr. Demirci is the Company's Vice President, Exploration. The scientific and technical information contained in this MD&A relating to Marigold has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under NI 43-101. Mr. Gibson is the Company's General Manager at Marigold and Mr. Carver is the Company's Resource Development Manager, USA. The scientific and technical information contained in this MD&A relating to Seabee has been reviewed and approved by Samuel Mah, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Mah is the Company's Director, Mine Planning (North America), and Mr. Kulas is the Company's Resource Development Manager, Canada. The scientific and technical information contained in this MD&A relating to Puna has been reviewed and approved by Robert Gill, P.Eng., and Karthik Rathnam, MAusIMM (CP), each of whom is a qualified person under NI 43-101. Mr. Gill is the Company's General Manager at Puna. and Mr. Rathnam is the Company's Resource Manager, Corporate.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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